UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Approval of Share Issuance to Co-CEOs as Part of Remuneration Package.

On April 11, 2026, the Board of Directors of Mobile-health Network Solutions (the “Company”) approved the issuance of an aggregate of 750,000 Class A ordinary shares and 750,000 Class B ordinary shares of the Company to Dr. Siaw Tung Yeng, our Co-Chief Executive Officer and Chairman, and 750,000 Class A ordinary shares and 750,000 Class B ordinary shares to Dr. Teoh Pui Pui, our Co-Chief Executive Officer, as part of their respective remuneration packages.

On April 10, 2026, the share issuance was reviewed and recommended by the Compensation Committee of the Company, with the Audit Committee of the Company confirming the Company’s compliance with applicable accounting and disclosure requirements. Subsequently, the Board of Directors unanimously approved the grant.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: April 13, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Chairman